ZipZap Inc.

Income Stament (Consolidated)

Year Ended Dec 31, 2017

	US	CANADA	COMBINED
CATEGORY			
Transfer Revenue (@$3)		$ 5,523.00	$ 5,523.00
Revenue		**$ 5,523.00**	**$ 5,523.00**
Bank Fee	$ 513.57	$ 2,289.99	$ 2,803.56
Accounting Consulting		$ 6,573.40	$ 6,573.40
Advertising/ Marketing		$ 3,173.18	$ 3,173.18
Bitcoin		$ 6,770.55	$ 6,770.55
Consulting		$ 32,238.35	$ 32,238.35
Domain Name Registration	$ 72.99		$ 72.99
Email costs		$ 330.47	$ 330.47
Fees & License	$ 750.94		$ 750.94
Fundraising Due Diligence Fee	$ 340.00		$ 340.00
Hosting (domains)		$ 201.53	$ 201.53
Hosting (software)		$ 991.27	$ 991.27
Hosting Fee		$ 50.00	$ 50.00
KYC Vendor		$ 429.55	$ 429.55
License	$ 99.00		$ 99.00
Office Expense		$ 231.37	$ 231.37
Parking	$ 6.25		$ 6.25
Payment & Network Fees		$ 4,949.23	$ 4,949.23
Security verification		$ 311.80	$ 311.80
SSL Registration	$ 299.99		$ 299.99

Storage (office)		$ 891.40	$ 891.40
T&E		$ 792.13	$ 792.13
Tax	$ 2,722.76		$ 2,722.76
Telecom		$ 428.69	$ 428.69
Travel		$ 507.01	$ 507.01
MISC	$ (334.05)	$ 1,270.87	$ 936.82
Vendor (shares/cap table)	$ 400.00		$ 400.00
Expenses	**$ 4,871.45**	**$ 62,430.79**	**$ 67,302.24**
Net Income/ (Loss)	**$ (4,871.45)**	**$ (56,907.79)**	**$ (61,779.24)**